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                                                                       Exhibit 1

                              WYMAN-GORDON COMPANY
                              244 WORCESTER STREET
                                 P.O. BOX 8001
                    NORTH GRAFTON, MASSACHUSETTS 01536-8001
                                 (508) 839-4441

                                                                    May 21, 1999

Dear Stockholder:

    I am pleased to inform you that, on May 17, 1999, Wyman-Gordon Company (the "Company") and Precision Castparts Corp. ("PCC") entered into a Merger Agreement. Pursuant to the terms of the Merger Agreement, WGC Acquisition Corp., a wholly owned subsidiary of PCC, is commencing a cash tender offer for all of the outstanding shares of common stock of the Company at a price of $20.00 per share. Promptly following the completion of the tender offer, WGC Acquisition Corp. will be merged into the Company, and all outstanding shares of the Company's common stock (other than those owned by the Company or PCC or any of their respective affiliates, and other than those owned by dissenting stockholders) will be converted into the right to receive $20.00 in cash. Your Board of Directors has unanimously approved the tender offer and the merger and declared each of them advisable and unanimously recommends that the Company's stockholders tender their shares of common stock in the tender offer. In arriving at this decision, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other factors, the Board considered the opinion dated May 17, 1999 of Goldman, Sachs & Co., the Company's financial advisor, which provides that as of such date, and based upon and subject to the matters set forth therein, the cash consideration to be received by the stockholders of the Company pursuant to the tender offer and the merger was fair from a financial point of view to such stockholders.

    Accompanying this letter, in addition to the attached 14D-9 relating to the tender offer, is PCC's Offer to Purchase, dated May 21, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions regarding how to tender your shares. I urge you to read the enclosed materials carefully.

    Your Board of Directors believes that the proposed acquisition of the Company by PCC is fair to and in the best interests of the Company's stockholders.

                                          Sincerely,

                                          /s/ David P. Gruber
                                          David P. Gruber
                                          Chairman and Chief Executive Officer